UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   David J. Schaus
   330 North Wabash Avenue
   Suite 1400
   Chicago, IL  60611
2. Issuer Name and Ticker or Trading Symbol
   Brookdale Living Communities, Inc. (BLCI)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
4. Statement for Month/Year
   09/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Senior Vice President-
   Sales & Marketing
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  09/08/00    U        1,500         D  $15.2500     0              D

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Incentive Stock Option (right  $14.2800        09/19/00       J (1)                      1,000            (1)
to buy)
Incentive Stock Option (right  $20.6750        09/19/00       J (1)                      15,000           (1)
to buy)
Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  09/19/00  Common Stock                                 (1)         0             D
to buy)
Incentive Stock Option (right  09/19/00  Common Stock                                 (1)         0             D
to buy)

Explanation of Responses:

(1)
Brookdale Living  Communities,  Inc., a Delaware  corporation (the  "Corporation"),  entered into that certain Agreement and Plan of
Merger, dated as of July 26, 2000 (the "Merger Agreement"),  by and among the Corporation,  Fortress Registered  Investment Trust, a
Delaware business trust ("Fortress"),  Fortress Brookdale Acquisition LLC, a Delaware limited liability company ("Purchaser"), owned by Parent, Health Partners, a Bermuda exempted partnership ("Health Partners"),  and certain of their respective affiliates, and FBZ
Acquisition Corp., a Delaware corporation and wholly-owned  subsidiary of Purchaser  ("Acquisition  Sub"),  pursuant to which, among other things, (i) on September 7, 2000,  Purchaser completed a cash tender offer for all of the issued and outstanding shares of the
Corporation's  Common Stock,  par value $0.01 per share ("Common  Stock"),  not already owned by Purchaser,  for a purchase price of
$15.25 per share (the  "Offer")  and (ii) on September  19,  2000,  Acquisition  Sub merged with and into the  Corporation  with the
Corporation as the surviving corporation (the "Merger"),  pursuant to which each share of Common Stock (other than Common Stock held in the treasury of the Corporation or held by Purchaser,  Parent or any subsidiary of Purchaser or Parent),  if any, not tendered in the Offer was  automatically  converted into the contractual  right to receive $15.25 in cash,  without interest thereon (the "Offer
Price").

Pursuant to the Merger Agreement,  the Corporation used its reasonable best efforts to cause, prior to the time of the Merger,  each outstanding  option granted under the Brookdale Living  Communities,  Inc. Stock Incentive Plan, 1998 Brookdale Living  Communities,
Inc. Stock Incentive Plan and 1999 Brookdale Living Communities,  Inc. Stock Incentive Plan, as amended,  whether or not such option was then exercisable, to be cancelled.

In consideration for the cancellation of each option with an exercise price less than the Offer Price, whether or not then vested or exercisable  (each,  an  "In-the-Money  Option"),  the  Corporation,  in  connection  with the  Merger,  paid to the  holder of such
In-the-Money Option an amount equal to the product of (a) the excess of the Offer Price over the exercise price of such In-the-Money
Option  multiplied  by (b) the  number of shares of Common  Stock  subject  to such  In-the-Money  Option  immediately  prior to its cancellation  (such payment to be net of any required  withholding taxes and without interest) (the  "Cancellation  Consideration").
Each In-the-Money  Option not cancelled,  as of the time of the Merger,  was  automatically  converted into the right to receive the
Cancellation Consideration.

Each  option  with an  exercise  price  greater  than the  Offer  Price,  whether  or not  then  vested  or  exercisable  (each,  an
"Out-of-the-Money  Option"), not cancelled,  as of the time of the Merger, is no longer outstanding and was automatically  cancelled and retired and ceased to exist, and the holder of such Out-of-the-Money Option ceased to have any rights with respect thereto.

SIGNATURE OF REPORTING PERSON
/S/ David J. Schaus
DATE:  October 9, 2000